SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No.32682; 812-14728

Westcore Trust and Denver Investment Advisors LLC; Notice of Application

June 16, 2017

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice

Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for

an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain

disclosure requirements in rule 20a-1 under the Act, Item 19(a)(3) of Form N-1A, Items

22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange

Act of 1934, and Sections 6-07(2)(a), (b), and (c) of Regulation S-X ("Disclosure

Requirements"). The requested exemption would permit an investment adviser to hire and

replace certain sub-advisers without shareholder approval and grant relief from the Disclosure

Requirements as they relate to fees paid to the sub-advisers.

Applicants: Westcore Trust (the "Trust"), a Massachusetts business trust registered under the Act

as an open-end management investment company with multiple series (each, a "Series"), and

Denver Investment Advisors LLC, a Colorado limited liability company registered as an

investment adviser under the Investment Advisers Act of 1940 (the "Advisor," and, collectively

with the Trust, the "Applicants").

Filing Dates: The application was filed on December 15, 2016, and amended on March 13,

2017.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on July 11, 2017 and

should be accompanied by proof of service on the applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state

the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants: c/o Peter H. Schwartz, Esq., Davis Graham & Stubbs

LLP, 1550 17th Street, Suite 500, Denver, Colorado 80202.

FOR FURTHER INFORMATION CONTACT: Elizabeth G. Miller, Senior Counsel, at (202)

551-8707, or Aaron Gilbride, Acting Branch Chief, at (202) 551-6906 (Division of Investment

Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the file

number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm

or by calling (202) 551-8090.

Summary of the Application

     1.   The Advisor will serve as the investment adviser to the Subadvised Series

pursuant to an investment advisory agreement with the Trust (each, an "Investment Management

Agreement").[1] The Advisor will provide the Subadvised Series with continuous and

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[1] Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series of the Trust and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and that (i) is advised by the Advisor, its successors, and any entity controlling, controlled by or under common control with an Advisor or its successors (included in the term

comprehensive investment management services subject to the supervision of, and policies established by, each Subadvised Series' board of trustees (the "Board").[2] Each Investment Management Agreement permits the Advisor, subject to the approval of the Board, to delegate to one or more Sub-Advisors the responsibility to provide the day-to-day portfolio investment management of each Subadvised Series, subject to the supervision and direction of the Advisor.[3] The primary responsibility for managing the Subadvised Series will remain vested in the Advisor. The Advisor will hire, evaluate, allocate assets to and oversee the Sub-Advisors, including determining whether a Sub-Advisor should be terminated, at all times subject to the authority of the Board.

2.   Applicants request an exemption to permit the Advisor, subject to Board approval, to hire a Non-Affiliated Sub-Advisor or a Wholly-Owned Sub-Advisor, pursuant to Sub-Advisory Agreements and materially amend Sub-Advisory Agreements with Non-Affiliated Sub-Advisors and Wholly-Owned Sub-Advisors without obtaining the shareholder approval required under section 15(a) of the Act and rule 18f-2 under the Act.[4] Applicants also seek an

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"Advisor"), (ii) uses the multi-manager structure described in this application, and (iii) complies with the terms and conditions of this application (each, a "Subadvised Series"). For the purposes of the requested order, "successor" is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

[2]   The term "Board" includes the board of trustees or directors of a future Subadvised Series.

[3]   A "Sub-Advisor" for a Series is (1) an indirect or direct "wholly-owned subsidiary" (as such term is defined in the Act) of the Advisor for that Series, or (2) a sister company of the Advisor for that Series that is an indirect or direct "wholly-owned subsidiary" (as such term is defined in the Act) of the same company that, indirectly or directly, wholly owns the Advisor (each of (1) and (2) a "Wholly-Owned Sub-Advisor" and collectively, the "Wholly-Owned Sub-Advisers"), or (3) an investment sub-adviser for that Series that is not an "affiliated person" (as such term is defined in Section 2(a)(3) of the Act) of the Series or the Advisor, except to the extent that an affiliation arises solely because the Sub-Advisor serves as a sub-adviser to one or more Series (each a "Non-Affiliated Sub-Advisor" and collectively, the "Non-Affiliated Sub-Advisers").

[4]   The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Advisor, who is an affiliated person, as defined in section 2(a)(3) of the Act, of the Subadvised Series or the Manager, other than by reason of serving as a sub-adviser to one or more of the Subadvised Series or to any existing or future registered open-end management company or series thereof advised by an Advisor ("Affiliated Sub-Advisor").

exemption from the Disclosure Requirements to permit a Subadvised Series to disclose (as both a dollar amount and a percentage of the Subadvised Series' net assets): (a) the aggregate fees paid to the Advisor and any Wholly-Owned Sub-Advisors; (b) the aggregate fees paid to Non-Affiliated Sub-Advisors; and (c) the fee paid to each Affiliated Sub-Advisor.

3. Applicants agree that any order granting the requested relief will be subject to the terms and conditions stated in the application. Such terms and conditions provide for, among other safeguards, appropriate disclosure to Subadvised Series' shareholders and notification about sub-advisory changes and enhanced Board oversight to protect the interests of the Subadvised Series' shareholders.

4. Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act. Applicants believe that the requested relief meets this standard because, as further explained in the application, the Investment Management Agreements will remain subject to shareholder approval, while the role of the Sub-Advisors is substantially equivalent to that of individual portfolio managers, so that requiring shareholder approval of Sub-Advisory Agreements would impose unnecessary delays and expenses on the Subadvised

Series. Applicants believe that the requested relief from the Disclosure Requirements meets this

standard because it will improve the Advisor's ability to negotiate fees paid to the Sub-Advisors

that are more advantageous for the Subadvised Series.

For the Commission, by the Division of Investment Management, under delegated

authority.

Eduardo A. Aleman
Assistant Secretary